

August 1, 2022

Donald R. Taylor
Chief Executive Officer
Augusta Gold Corp.
Suite 555-999 Canada Place
Vancouver, BC, Canada V6C 3E1

>   **Re: Augusta Gold Corp.**
>   **Registration Statement on Form S-3**
>   **Filed July 8, 2022**
>   **File No. 333-266055**

Dear Mr. Taylor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed July 8, 2022

General

1.   We note the closing prices for your common stock on the TSX for the sixty days prior to the filing of this Form S-3 on July 8, 2022. It does not appear that the aggregate market value of the voting and non-voting common equity held by non-affiliates of Augusta Gold would be $75 million (U.S.) or more for purposes of Form S-3, General Instruction I.B.1. Please explain to us how Augusta Gold met the market value threshold of General Instruction I.B.1 as of the filing date. In the alternative, please demonstrate to us how you satisfy one of the other conditions set forth in General Instruction I.B, or re-file the registration statement on an appropriate form.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation